UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On or about August 5, 2020, the Company first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record a proxy statement for an Annual General Meeting of Shareholders to be held on September 16, 2020 in Israel.

A copy of the notice of 2020 Annual General Meeting of Shareholders, proxy statement and proxy card are attached to this Form 6-K as Exhibit 99.1.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-233001 and File No. 333-240183.

Exhibits
Exhibit
Number	Description of Exhibit

99.1	Notice of 2020 Annual General Meeting of Shareholders, Proxy Statement and Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 5, 2020	By:	/s/ Eran Ben Dor

Eran Ben Dor General Counsel